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                                                                   Exhibit 12.4

                                 PRESS RELEASE

CDNX SYMBOL HDM

February 27, 2001

The company is pleased to announce its manufacturing facility in Matheson is presently in full production. During the past decade the company's growth has been impeded due to the traces of asbestos found in its product. Superfil the company's newly developed industrial filler is 100% free of asbestos. The company's mandate is to fully focus its sales and marketing strategy to the North American and European markets especially those companies who manufactured in the past asbestos related products. Superfil high heat resistance and its blending capabilities with most other industrial fillers will make Superfil the product of choice to many manufacturers in the brake, building and plastic industries. Management is confident it can now achieve its sales projections for this year and subsequent years.

In addition newly installed crushing equipment will now enable the company to produce a finer product better suitable to a wider range of customers especially those who manufacture plastic injection molded products. The plant meets all the health standards set out by the Ministry of Labor and the Ministry of Environment. The company's new product Superfil can now by-pass the asbestos standards set out by the Environmental Protection Agency (EPA) and Occupational Safety & Health Agency (OSHA).

The present facility is capable of producing 47,500 tons of Superfil generating approximately $21,000,000 in annual revenues. The Matheson facility has the required land, and capability of increasing its production to meet any future product requirements.

Hedman Resources Limited produces a high heat resistant asbestos free industrial mineral filler that possesses excellent physical properties enabling it to blend well with most industrial fillers. For further information please contact the company at 3875 Keele Street, Suite 400, North York, Ontario Canada M3J 1N6 Tel. 416-630-6991 Fax 416-630-7904 or e-mail Hedman@on.aibn.com.

On behalf of the Board of Directors
of Hedman Resources Limited


/s/ Claude Taillefer


Claude Taillefer
President & CEO


NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.